Exhibit 1.01
Envista Holdings Corporation
Conflict Minerals Report
For the reporting period from January 1, 2021 to December 31, 2021
This Conflict Minerals Report (the “Report”) of Envista Holdings Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2021 to December 31, 2021.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, we are not required to describe any of our products as “DRC conflict free” or “having not been found to be ‘DRC conflict free,’” and, therefore, we make no conclusion in this regard in this Report. Furthermore, given that we have not voluntarily elected to describe any of our products as “DRC conflict free,” an independent private sector audit of this Report has not been conducted.
Description of the Company’s Products Covered by this Report
This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2021. These products are referred to in this Report collectively as the “Covered Products.”
Reasonable Country of Origin Inquiry
The Company has conducted a reasonable country of origin inquiry, or RCOI, regarding the Conflict Minerals. This inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals; the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products. Moreover, the Company believes that the smelters and other refiners (“smelters”) of the Conflict Minerals are best situated to identify the sources of Conflict Minerals, and therefore has structured its RCOI and due diligence processes to ultimately identify the applicable smelters of Conflict Minerals in the Company’s supply chain. Due to the overlap between the Company’s supplier/smelter RCOI and supplier/smelter due diligence processes, the supplier/smelter RCOI processes are summarized in the due diligence section of this Report.
For the 2021 calendar year, the Company contacted 26 suppliers of the Company (the "Suppliers"), notifying them of the upcoming RCOI, the background and aim of the Rule, and instructions to complete the template. Approximately 73% of the Suppliers responded on time by submitting a copy of their template and/or declaration confirming that their products derive from non-DRC countries and 27% of the Suppliers either returned incomplete responses or, despite follow-up efforts, did not provide a response.
Based on the RCOI, the Company has reason to believe that certain of its necessary Conflict Minerals may have originated in the Covered Countries and are not from recycled or scrap sources.

Due Diligence
The Company designed its due diligence process to conform in all material respects with the Organization for Economic Cooperation and Development’s (“OECD’s”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements as applicable for downstream companies (the “OECD Guidance”). In accordance with the OECD Guidance five-step framework, we undertook the following due diligence measures.

The Company established strong management systems according to Step 1 of the OECD Guidance. The Company’s systems included the following:

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Step 1A: Policy. The Company has adopted a policy related to the Conflict Minerals (the “Company Policy”), incorporating the standards set forth in the OECD Guidance. The Company Policy states the Company’s commitment to sourcing components and materials from companies that share its values regarding respect for human rights, integrity and environmental responsibility and complying with the OECD Guidance and Section 1502 of the Dodd-Frank Act. The Company Policy also states that suppliers to the Company are, with respect to smelters in the Company’s supply chain that source from the Covered Countries, required to commit to sourcing only from smelters that have obtained a “conflict-free” designation from an independent, third-party auditor. Under the Company Policy, each Company supplier is required to provide completed Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “Template”) declarations. This Company Policy is available at www.envistaco.com under the heading “Investors” -- “Governance.”

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Step 1B: Internal Management Structure. The Company has implemented an internal management structure to execute the RCOI and due diligence process. The structure consists of a member of Company senior management with overall responsibility for the RCOI and the due diligence process; and a member of the Company’s corporate procurement department with dedicated responsibility for the design and execution of the RCOI and due diligence process.

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Step 1C: Design of Supplier Engagement Process. The Company implemented a process to collect required supplier and smelter RCOI and due diligence data. Details on the supply chain data gathering are included in the due diligence section of this Report.

•	Step 1D: Strengthen Company Engagement with Suppliers. The Company directly engaged the Suppliers as further discussed below.

•	Step 1E: Grievance Mechanism. We have a Company-level Helpline that provides a mechanism to report violations of our policies or other concerns.
The Company designed its supplier due diligence process to identify the smelters in the Company’s supply chain in accordance with Step 2A of the OECD Guidance. The Company’s supplier due diligence process included the following:

•	The Company contacted each Supplier and requested the name and contact details for the person responsible for the Supplier’s Conflict Minerals compliance.

•	The Company emailed to each such Supplier contact a copy of the Company Policy and a link to the Template and requested that such Supplier return to the Company a completed Template with respect to all components and materials that such Supplier provides to the Company.

•	As necessary, the Company educated Suppliers regarding the reasons for requesting the Conflict Minerals data and answered Supplier questions relating thereto.

•	The Company followed up with the Suppliers that did not respond to the Company’s initial outreach, and also followed up with Suppliers who submitted data that appeared to be incomplete or incorrect.

•	The Company amalgamated the Supplier-provided smelters into a single list of unique smelters.
Some of the Suppliers were unable to identify the smelters or countries of origin in their supply chain, some Suppliers responded by providing information related to all of the items the Supplier produces without identifying smelters specific to the items purchased by the Company, and some Suppliers included names of smelters that we believe may have been misidentified as smelters or that are not operational. The responses provided by the Suppliers resulted in the identification of 333 unique smelters. The Company determined that 45 of these smelters source, or there is reason to believe that they source, from the Covered Countries; the Company did not audit these smelters, but instead relied on the RMI’s Responsible Minerals Assurance Process (“RMAP”). 35 of these smelters were found in the RMAP database and listed as Conformant. For the remaining ten smelters (the "High-Risk Smelters"), the Company has identified the five Suppliers which listed the High-Risk Smelters. One Supplier confirmed it did not supply the Company any Conflict Minerals, the remaining four Suppliers had provided information on a company-level basis and the Company is currently in contact with these Suppliers to obtain specific details on the source of Conflict Minerals used in the Company's products. The Company will continue to conduct risk mitigation on the High-Risk Smelters according to Step 3B of the OECD Guidance.

Due to the lack of detail provided by the Suppliers, the Company was unable to confirm at the time of this Report that the necessary Conflict Minerals in its products were processed by any particular smelter or smelters and is, therefore, unable to identify the processing facilities, country of origin or mine or location of origin of such Conflict Minerals.
Annual Report on Supply Chain Due Diligence
In accordance with Section 5 of the OECD Guidance, this Conflict Minerals Report has been filed with the U.S. Securities and Exchange Commission. The Conflict Minerals Report is also available at www.envistaco.com (under the heading “Investors” -- “Filings & Reports”).
Risk Mitigation and Due Diligence Improvement
The Company expects to take the following steps to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries:

•	continuing to seek to include in new supplier contracts a commitment by the supplier to take steps necessary to (a) enable the Company to comply with the Rule, and (b) with respect to smelters in the Company's supply chain that source from the Covered Countries, source only from smelters that have obtained a “conflict-free” designation from an independent, third-party auditor; and

•	continuing to engage with suppliers to improve the accuracy and completeness of the information provided to the Company about the Company’s supply chain.

Cautionary Statement About Forward-Looking Statements
Certain statements included in this report are “forward-looking statements” within the meaning of the United States federal securities laws. All statements other than historical factual information, including, without limitation, statements regarding our conflict mineral compliance and risk mitigation plans, are forward-looking statements. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Forward-looking statements are not guarantees of future outcomes; actual outcomes may differ materially from the outcomes contemplated by our forward-looking statements, and you should not place undue reliance on any such forward-looking statements. Factors that may cause actual outcomes to differ materially from these forward-looking statements include changes in the Company's due diligence measures and risk mitigation efforts, delays or difficulties in engaging suppliers and identifying the source of Conflict Minerals contained in the Company's products, as well as risks identified. in our SEC filings, including our 2021 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the first quarter of 2022. These forward-looking statements speak only as of the date of this report and except as required by applicable law the Company does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.